DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Condor Hospitality Trust, Inc. (“Company,” “we,” “our,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.

DESCRIPTION OF CAPITAL STOCK

The following summary of the general terms and provisions of our capital stock does not purport to be complete and is based upon and qualified by reference to our articles of incorporation and bylaws, which are either filed as exhibits to our Annual Report on Form 10-K or are incorporated by reference to our Annual Report on Form 10-K. We encourage you to read our articles of incorporation, our bylaws and the applicable provisions of the Maryland General Corporation Law, for additional information.

General

Our articles of incorporation provide that we may issue up to 240,000,000 shares of capital stock, consisting of 200,000,000 shares of common stock, $0.01 par value per share, and 40,000,000 shares of preferred stock, $0.01 par value per share. Under Maryland law, our shareholders are not personally liable for our debts and obligations solely as a result of their status as shareholders.

Restrictions on Ownership and Transfer

Our articles of incorporation establish certain restrictions on the original issuance and transfer of shares of our common and preferred stock. Subject to certain exceptions, our articles of incorporation provide that no person may own, or be deemed to own by virtue of the attribution provisions of the federal income tax laws and the federal securities laws, more than 9.9% of:

•	the number of outstanding shares of our common stock, or
•	the number of outstanding shares of our preferred stock of any class or series of preferred stock.

Our articles of incorporation provide that, subject to the exceptions described below, any transfer of common or preferred stock that would:

•	result in any person owning, directly or indirectly, shares of its common or preferred stock in excess of 9.9% of the outstanding shares of common stock or any class or series of preferred stock,
•	result in our common and preferred stock being owned by fewer than 100 persons, determined without reference to any rules of attribution,
•	result in our being “closely held” under the federal income tax laws, or

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cause us to own, actually or constructively, ten percent or more of the ownership interests in a tenant of our real property (other than our wholly-owned taxable REIT subsidiary, TRS Lessee, Inc., and its wholly-owned subsidiaries), under the federal income tax laws, will be null and void and the intended transferee will acquire no rights in those shares of stock. In addition, the shares to be transferred will be designated as shares-in-trust and transferred automatically to a trust effective on the day before the purported transfer. The record holder of the shares that are designated as shares-in-trust, or the prohibited owner, will be required to submit the shares to us for registration in the name of the trust. We will designate the trustee, but the trustee may not be affiliated with us. The beneficiary of the trust will be one or more charitable organizations that we name.

Shares-in-trust will remain shares of issued and outstanding common stock or preferred stock and will be entitled to the same rights and privileges as all other stock of the same class or series. The trust will receive all dividends and distributions on the shares-in-trust and will hold the dividends or distributions in trust for the benefit of the beneficiary. The trust will vote all shares-in-trust. The trust will designate a permitted transferee of the shares-in-trust, provided that the permitted transferee purchases the shares-in-trust for valuable consideration and acquires the shares-in-trust without the acquisition resulting in a transfer to another trust.

Our articles of incorporation require that the prohibited owner of shares-in-trust pay the trust the amount of any dividends or distributions received by the prohibited owner that are attributable to any shares-in-trust if the record date of the distribution was on or after the date that the shares of stock became shares-in-trust. The trust will pay the prohibited owner the lesser of:

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the price per share that the prohibited owner paid for the shares of common stock or preferred stock that were designated as shares-in-trust, or, in the case of a gift or devise, the market price per share on the date of such transfer, or

•	the price per share received by the trust from the sale of the shares-in-trust.

The trust will distribute to the beneficiary any amounts received by the trust in excess of the amounts to be paid to the prohibited owner.

The shares-in-trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that created the shares-in-trust, or, in the case of a gift or devise, the market price per share on the date of the transfer, or
•	the market price per share on the date that we, or our designee, accepts the offer.

“Market price” on any date means the average of the closing prices for the five consecutive trading days ending on that date. The closing price on any date generally means the last quoted price as reported by the primary securities exchange or market on which our stock is then listed or quoted for trading, or if our stock is not so listed or quoted, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the shares of equity stock selected by our board of directors. “Trading day” means a day on which the principal national securities exchange on which shares of our common or preferred stock are listed or admitted to trading is open for the transaction of business or, if our common or preferred stock is not listed or admitted to trading on any national securities exchange, means any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

If a shareholder owns, directly or indirectly, 5% or more, or any lower percentage required by federal income tax laws, of our outstanding shares of stock, then he or she must, within 30 days after January 1 of each year, provide us with a written statement or affidavit stating his or her name and address, the number of shares of common and preferred stock owned directly or indirectly and a description of how those shares are held. In addition, each direct or indirect shareholder must provide us with any additional information as we may request to determine any effect on our status as a REIT and to ensure compliance with the ownership limit.

The ownership limit in our articles of incorporation will continue to apply until:

•	our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT, and
•	there is an affirmative vote of two-thirds of the number of shares of outstanding common and preferred stock entitled to vote at a regular or special meeting of shareholders.

Transfer Agent

The transfer agent and registrar for our common stock and 6.25% Series E Cumulative Convertible Preferred Stock is American Stock Transfer & Trust Company, LLC.

DESCRIPTION OF COMMON STOCK

Voting Rights

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors and, except as otherwise required by law or except as provided with respect to any other class or series of shares of capital stock, holders of our common stock possess the exclusive voting power. Except as otherwise required by law or with respect to any outstanding shares of any series of our preferred stock, holders of our common stock vote as a single class. There is no cumulative voting in the election of directors. Consequently, at each annual meeting of shareholders, the holders of a majority of the combined voting power of our outstanding shares of common stock have the ability to elect all of the members of our board of directors.

Dividend Rights

Subject to the Maryland General Corporation Law and the preferential rights of any other series of shares of our preferred stock, holders of our common stock are entitled to receive dividends and other distributions if and when authorized and declared by our board of directors out of assets legally available therefor and to share ratably in our assets legally available for distribution to shareholders in the event of liquidation, dissolution or winding-up after payment of, or adequate provision for, all of our known debts and liabilities.

Other Rights

Pursuant to agreements with Real Estate Strategies L.P., or RES, an affiliate of IRSA Inversiones y Representaciones Sociedad Anónima, or IRSA, and with SREP III Flight-Investco, L.P., or SREP, an affiliate of StepStone Group Real Estate LP, or StepStone., we granted each of RES and StepStone the right to purchase our equity shares or securities convertible into our equity shares in our public and non-public offerings of our equity securities or securities convertible into our equity securities for cash proportional to their combined fully diluted beneficial ownership of our common stock (including common stock issuable upon conversion of the Series E Preferred Stock, if then convertible, and exercise of the warrants) at the same price and on the same terms as offered to others in the offering. The purchase right terminates on January 31, 2021 for RES or StepStone if they beneficially own at least 1,538,461 shares of common stock at the time of the offering. The purchase right does not apply to issuances of equity securities (a) as employee equity awards or (b) for consideration in acquisition transactions.

Except for the contractual preemptive rights held by RES and StepStone shares of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All of the outstanding shares of our common stock are validly issued, fully paid and nonassessable shares. The shares of common stock issuable pursuant to this prospectus will be duly authorized, validly issued, fully paid and nonassessable shares.

DESCRIPTION OF PREFERRED STOCK

Our articles of incorporation permit our board of directors to authorize the issuance of shares of our preferred stock from time to time, in one or more series. Our board of directors may grant the holders of any series of our preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of common shareholders. Our board of directors could authorize the issuance of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transactions that holders of some, or a majority, of the shares of our common stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of our common stock might receive a premium for their shares of common stock over the then current market price of shares of common stock. We have only one series of preferred stock outstanding at the date of this prospectus, the 6.25% Series E Cumulative Convertible Preferred Stock, or Series E Preferred Stock.

Series E Preferred Stock

Dividends. A holder receives preferential cumulative cash dividends at the rate of 6.25% per annum of the $10.00 liquidation value per share (equivalent to a fixed annual amount of $0.625 per year) as an annual cumulative dividend, payable quarterly for each share of Series E Preferred Stock, when authorized by our board of directors or a duly authorized committee thereof. Dividends are cumulative and accrue, whether or not declared. Accrued but unpaid dividends on the Series E Preferred Stock will accumulate and will earn additional dividends at 9.5% per annum, compounded quarterly.

Rank. With respect to dividend rights and rights upon the Company’s liquidation, dissolution or winding up, the Series E Preferred Stock will rank (a) prior or senior to the common stock, (b) prior or senior to all classes or series of preferred stock issued by the Company (the “Preferred Stock”), the terms of which specifically provide that such shares rank junior to the Series E Preferred Stock with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company (together with the common stock, collectively, “Junior Shares”), (c) on a parity with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company with all classes or series of shares of preferred stock issued by the Company, the terms of which specifically provide that such shares rank on a parity with the Series E Preferred Stock (collectively, “Parity Shares”) and (d) junior to all existing and future indebtedness of the Company.

Liquidation Preference. Upon the Company’s liquidation, dissolution or winding up, before any distribution is made to the holders of common stock or any other capital stock that ranks junior, the holders of the Series E Preferred Stock are entitled to a liquidation preference of $10.00 per share (the “Liquidation Preference”), plus an amount equal to any accrued and unpaid dividends to the date of payment.

Redemption. the Company upon not less than 30 nor more than 60 calendar days’ prior written notice, may at its option at any time or from time to time thereafter, select a redemption date or dates to redeem up to a total of 490,250 shares of Series E Preferred Stock, in all cases for cash at a redemption price equal to the “Redemption Amount”, described below, per share, plus all accrued and unpaid dividends to the date of redemption provided that (x) redemptions are made pro rata (as nearly as practicable without creating factional shares) to all holders of Series E Preferred Stock, and (y) the Company may not borrow funds, or delay making any capital expenditures or paying any operating expenses, for the purpose of making any such partial redemptions.

The “Redemption Amount” with respect to a share of Series E Preferred Stock means:

•	110% of the Liquidation Preference for redemption on or before March 16, 2019;
•	120% of the Liquidation Preference for redemption from March 16, 2019 and prior to March 16, 2020; and
•	130% of the Liquidation Preference for redemption on or after March 16, 2020.

Conversion. The Series E Preferred Stock is convertible, at the option of the holder, at any time on or after February 28, 2019, into common stock, or the Conversion Price, of $13.845 for each share of common stock, which is equal to the rate of 0.72228 share of common stock for each share of Series E Preferred Stock.

Conversion Price. The initial conversion price is $13.845, but the conversion price will be subject to anti-dilution adjustments upon the occurrence of stock splits and stock dividends.

Automatic Conversion. In the event of a “Qualified Pricing Event,” described below, a number of shares of Series E Preferred Stock (including any fraction of a share) as is determined by:

•	multiplying the daily weighted market sales price average by the daily average volume of the common stock during the “Qualified Pricing Event Period,” described below, and then
•	multiplying the result by 15, and then
•	dividing that result by the Liquidation Preference (the “Qualified Number of Shares”)

shall automatically convert into an aggregate number of shares of common stock (including any fraction of a share) as is determined by:

•	multiplying the Qualified Number of Shares (including any fraction of a share) by the Liquidation Preference, and then
•	dividing the result by the Conversion Price then in effect.

No automatic conversion of Series E Preferred Stock will occur during a period of 90 calendar days following an automatic conversion of Series E Preferred Stock (an “Automatic Conversion Limitation Period”) but may occur on the 91st day and any day thereafter, unless prohibited by another Automatic Conversion Limitation Period.

A “Qualified Pricing Event” means the common stock trades for 60 consecutive trading days (or such longer trading period to have at least 5 trading days on which trades occurred) at a weighted market sales price average equal to or greater than 120% of the Conversion Price as reported by any national securities exchange on which the common stock is then listed for trading, or if none, the as reported “over the counter” trade price for such time period (a “Qualified Pricing Event Period”).

Put Rights. The holders have put rights (“Put Rights”) commencing March 16, 2021 to put the Series E Preferred Stock to the Company at 130% of its liquidation preference, which the Company can satisfy with cash or common stock. If the Company uses common stock to satisfy the Put Rights, the value per share of the common stock used to satisfy the Put Rights shall be the greater of (a) the weighted market sale price average per shares of the common stock for the 30 trading days (or such longer trading period as required to have at least 5 trading days on which trades occurred) preceding the put right notice from or a holder of Series E Preferred Stock, or (b) $4.875 per share of common stock. If shareholder approval is not obtained, the Put Rights may not be exercised by a holder of Series E Preferred Stock.

Articles Amendment. Our articles of incorporation have been amended to eliminate the requirement that our board of directors receive certain shareholder representations and undertakings in connection with granting exemptions from the prohibition in our articles of incorporation for a person owning more than 9.9% of the common stock or 9.9% of any class or series of preferred stock of the Company for conversions of Series E Preferred Stock as long as our board is able to obtain the opinion of counsel required in our articles of incorporation as a condition to our board granting such an exemption.

Voting Rights as a Class. So long as any shares of Series E Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of not less than 75% of the Series E Preferred Stock, voting separately as a class:

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amend, alter, repeal or make other changes to any provision of the terms of the Series E Preferred Stock of any provision elsewhere in our articles of incorporation of the Company so as to adversely affect any right, preference, privilege or voting power of the Series E Preferred Stock or the holders thereof, including without limitation any amendment, alteration, repeal or other change effected in connection with a merger, consolidation or similar transaction (any such transaction, which for the avoidance of doubt does not include any liquidation, dissolution or winding up of the Company, an “Event”);

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authorize, create or issue, or increase the authorized or issued amount of, any class or series of capital stock or rights to subscribe to or acquire any class or series of capital stock or any class or series of capital stock convertible into any class or series of capital stock, in each case ranking on a parity with, or senior to, the Series E Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Company or otherwise, or reclassify any shares of capital stock into any such shares; or

•	agree or commit to any of the foregoing.

Pursuant to the terms of the Series E Preferred Stock, so long as 434,750 shares of Series E Preferred Stock (47% of the originally issued shares of Series E Preferred Stock) remain outstanding, the Company will not, without the affirmative vote or consent of the holders of not less than 75% of the Series E Preferred Stock then outstanding;

•	merge, consolidate, liquidate, dissolve or wind up the Company or sell, lease or convey all or substantially all of the assets of the Company;
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engage in any transaction in which the Company is to be a participant and the amount involved exceeds $120,000, other than employment compensation, and in which any of the Company’s directors or executive officers or any member of their immediate families will have a material interest, exclusive of interests arising solely from the ownership of a class of equity securities of the Company provided that all holders of such class of equity securities receive the same benefit on a pro rata basis;

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except for dividends or distributions of cash from the Company’s funds from operations and except as required to preserve the Company’s qualification as a real estate investment trust under the Code, declare or pay any dividends or other distributions on shares of common stock or any other Junior Shares;

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grant an exemption from the 9.9% ownership limit set forth in our articles of incorporation or otherwise, provided that our board of directors may grant additional exemptions pursuant to our articles of incorporation to prior recipients of such exemptions, and their affiliates, if such recipients were shareholders as of February 28, 2017;

•	issue any preferred stock of the Company; or
•	agree or commit to do any of the foregoing.

With respect solely to the exercise of the above described voting rights as a class, each share of Series E Preferred Stock has one vote per share.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series E Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.